BRF S.A.

COMPANHIA ABERTA
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that, on the date hereof, it was approved by the General Superintendence of the Administrative Council for Economic Defense (Superintendência Geral do Conselho Administrativo de Defesa Econômica - “CADE”), without any restrictions, the acquisition by Marfrig Global Foods S.A. of a corporate interest in the Company’s capital stock, as informed by BRF in the Announcement to the Markets, dated as of May 21, 2021 and June 3, 2021.

Pursuant to the applicable laws, CADE’s decision shall be final and unappealable within 15 days from its publication.

São Paulo, September 23, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.